Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of securities registered in the Securities Registry

Santiago, April 3, 2024

Mrs.

Solange Bernstein Jáuregui

President

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

Ref.: Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Rule No. 30 and Circular No. 660, both of the Financial Market Commission, duly empowered for this purpose, I inform the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.	In a meeting held on this same date, the Company’s Board of Directors approved to begin the process to open and relist the Company’s ADRs on the New York Stock Exchange (“NYSE”) (the “Relisting of the ADR Program”). This process entails various procedures and requirements before the Securities and Exchange Commission of the United States of America and the NYSE.

2.	Once the requirements referred to in paragraph 1 above have been met, it will be up to the Board of Directors to decide whether or not to ultimately approve, and make effective, the ADR Program Relisting. The Relisting of the ADR Program thus resolved will be opportunely informed by a new material fact. This decision will be taken:

a.	once the consent is obtained from those who were the main creditors supporting the reorganization plan of the Company that was approved and confirmed in its reorganization procedure under Chapter 11 of the Bankruptcy Code of the United States of America, and without which the Company would not have emerged from said reorganization procedure; and

b.	considering market conditions and the best interest of the Company.

3.	The process to finalize the Relisting of the ADR Program is estimated at this date to take up to six months, starting from this Material Fact.

The Company will keep its shareholders and the market in general informed about the progress of the Relisting of the ADR Program process.

Sincerely,

Ramiro Alfonsín B.

Vice President Finance

LATAM Airlines Group S.A.

c.c.: - Santiago Stock Exchange

        - Santiago Chile Electronic Stock Exchange